RECEIVED
NOV 2 7 2007
156





**FOSTER'S**
GROUP

# ASX RELEASE SUPPL

## The following release was made to the Australian Securities Exchange Limited today:

"Daily Share Buy-Back Notice – Appendix 3E"

Released: 14 November 2007

**Pages: 3**
**(including this page)**

PROCESSED

DEC 0 5 2007

THOMSON
FINANCIAL

07028320

# FILE NO: 082-01711

*Fosters Brewing*

If you would prefer to receive this notification by email please reply to
*jane.dowsey@fostersgroup.com* or
*Ph: +61 3 9633 2105*

**FOSTER'S GROUP**

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and
## selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

| Name of entity | ABN |
|---|---|
| Foster's Group Limited | 49 007 620 886 |

We (the entity) give ASX the following information.

**Information about buy-back**

| | | |
|---|---|---|
| 1 | Type of buy-back | On market |

| | | |
|---|---|---|
| 2 | Date Appendix 3C was given to ASX | 28 August 2007 |

**Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day**

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 6,395,882 | 221,611 |
| 4 | Total consideration paid or payable for the shares | $39,728,167.33 | $1,400,116.13 |

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $6.33 date: 01-Nov-2007<br><br>lowest price paid: $6.06 date: 05-Nov-2007 | highest price paid: $6.35<br><br>lowest price paid: $6.23<br><br>highest price allowed under rule 7.33: $6.5436 |

**Participation by directors**

6      Deleted 30/9/2001.

**How many shares may still be bought back?**

7      If the company has disclosed an
       intention to buy back a maximum
       number of shares - the remaining
       number of shares to be bought
       back

Up to maximum consideration of  A$58,871,716.54

**Compliance statement**

1.      The company is in compliance with all Corporations Act requirements relevant to this buy-
        back.

2.      There is no information that the listing rules require to be disclosed that has not already
        been disclosed, or is not contained in, or attached to, this form.

Sign here:          *R.K.Dudfield*                        Date: 14-Nov-2007

Print name:         Robert Dudfield – Assistant Company Secretary.

*END*